Exhibit 99.1

Kitov Reports New Data Demonstrating KIT-302 Has Beneficial Effects on Kidney Function

-	Findings address a major concern of kidney injury side effects caused by current standard of care drugs
-	Patients in Phase III trial dosed with KIT-302 had greater reduction in plasma levels of creatinine suggesting better renal function
-	Company plans to file for marketing approval for KIT-302 in 2016

TEL-AVIV, Israel (PR Newswire) June 24, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced newly available data from its successfully completed Phase III study of KIT-302 suggest beneficial effects on kidney (renal) function. Damage to renal function is a serious side effect of NSAIDs.

The Company’s combination drug, KIT-302, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two U.S. Food and Drug Administration approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

Further analysis of data obtained in the Phase III clinical trial, whose top line results were announced in December 2015, showed that celecoxib increased serum creatinine compared to placebo; impaired renal function is a major concern with nonsteroidal anti-inflammatory drugs (NSAIDs). In contrast, while amlodipine alone reduced serum creatinine (-2.55 umol/L), a greater reduction in plasma levels of creatinine was achieved in patients in the KIT-302 arm (-3.22 umol/L), suggesting better renal function.

Additional data supporting the conclusion that KIT-302 is beneficial to renal function were measurements of peripheral edema, a known side effect of calcium channel blockers, such as amlodipine. Peripheral edema was reported in 15.6% of patients receiving amlodipine but in only 8.2% of patients receiving KIT-302. These data suggest that KIT-302 protects against the widely recognized undesirable side effect of amlodipine in causing fluid retention by the kidneys.

Dr. Paul Waymack, Kitov’s Chief Medical Officer, said: “We are very pleased with the outcome of the renal function analysis. We believe it demonstrates that in addition to addressing hypertension side effects caused by celecoxib, KIT-302 also addresses fluid retention resulting from amlodipine: a known side effect caused by calcium channel blockers.”

“Given the potential marketing advantages of these findings, we intend to conduct a clinical trial designed to scientifically validate these beneficial renal effects in parallel with the New Drug Application we plan to submit at the end of 2016,” stated Chief Executive Officer Isaac Israel. The study may also provide an explanation for the synergistic antihypertensive effect, where the reduction in blood pressure demonstrated with KIT-302 was higher than that observed with amlodipine alone.”

About the KIT-302 Phase III Trial

The Phase III, double-blind, placebo-controlled trial protocol, approved by the FDA through the Special Protocol Assessment (SPA) process, was designed to quantify the decrease of hypertension in patients receiving KIT-302. The trial was performed in the U.K. in four groups of 26 to 49 patients each, with a total of 152 patients in the trial. Each patient was treated over a total period of two weeks. Group One was treated with KIT-302, a combination of celecoxib and amlodipine besylate. Group Two was treated with amlodipine besylate only, one of the components of KIT-302. Group Three was treated with celecoxib only, the other component of KIT-302. Group Four was treated with a double placebo.

The primary efficacy end-point of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients in Group Two, who were treated with amlodipine besylate only. The final results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study was successfully achieved with a p-value of 0.001.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visit http://www.kitovpharma.com

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock

Chief Financial Officer

+972-2-6254124

Simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

+1-646-597-6989

bob@LifeSciAdvisors.com